Play LA Inc. continues expansion plans with launch of new UK Casino Games Information website

TORTOLA, British Virgin Islands – August 26th, 2009 – (Filing Services Canada) Play LA Inc. (OTCBB: PLLAF) ("the Company"), announces the launch of its new Casino Games Information website www.guidetocasinos.co.uk

“This launch of the UK Guide to Casinos web site is consistent with Play LA’s business strategy of rapidly growing revenues while maintaining fiscal responsibility,” states David Hallonquist, Play LA’s CEO. “The company has now expanded into its third targeted igaming sector. Play LA is an established publisher in the igaming markets, and currently has revenue generating Sports and Poker information websites. We expect annual revenues generated from our advertisers on the Guide to Casinos website to add significantly to our company’s revenues over the next 12 months”.

The new website publishes reviews, promotions and daily updates on the UK’s premier online casinos, along with breaking reviews on the newest game releases. The website also reviews live dealer games at the top UK online casinos. The website becomes the 11th and newest addition to the company’s network of igaming media properties, which include www.bettingchoice.co.uk and www.guidetopoker.com.

David Hallonquist further states that “ According to industry experts, they predict that the online and mobile gaming sectors are to be the fastest growing component of the gaming industry, with revenues projected to grow from US$5.3 Billion in 2007 to US$8.7 billion in 2012.” “Play LA has positioned itself to profit from this growth.”

About Play LA Inc. (www.playlainc.com)

Play LA Inc. is an international online publishing company that owns and operates a Global network of multi-language websites.  The Company currently owns and operates 11 websites that reach hundreds of thousands of people across the UK and Europe who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

All interested parties are encouraged to sign up on the company’s web site to receive future corporate updates and news releases.

Company Contact:

David Joseph

davidplayla@gmail.com

604-569-1801

Play LA Inc.

www.playlainc.com

246-431-0493